BINGHAM McCUTCHEN
Bingham McCutchen LLP
One Federal Street
Boston, MA
02110-1726
T 617.951.8000
F 617.951.8736
September 9, 2009
VIA EDGAR
James O’Connor
Craig Ruckman
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Transamerica Funds (with respect to its series filing relates solely to Transamerica Legg Mason Partners All Cap)
Transamerica Series Trust (with respect to its series Transamerica Legg Mason Partners All Cap VP)
(each, a “Registrant”)
Dear Messrs. O’Connor and Ruckman:
     On behalf of each of the Registrants, we are filing this letter to respond in writing to the Staff’s comments on the preliminary copy of the Letter to Shareholders, Notice of Meeting, Proxy Statement and Form of Proxy (together, the “Preliminary Proxy Statement”), filed with the Securities and Exchange Commission (the “Commission”) on August 21, 2009, to be used in connection with special meetings of the shareholders of each of the Registrants. The Staff’s comments were conveyed to us as representatives of the Registrants by telephone on September 1, 2009.
     Below are the Staff’s comments on the Preliminary Proxy Statement and the Registrants’ responses thereto.
Comment 1. Consistent with the current practice of the Staff, the Registrants should furnish a “Tandy” letter.
     Response: In response to the Staff’s request, a letter from the Registrants to the Commission containing certain acknowledgements requested by the Staff accompanies this letter as Exhibit A.

Comment 2. The Staff requested the Registrants file a response letter including both the Staff’s comments and the Registrants’ responses thereto.
Response: This letter is being filed in response to the Staff’s request.
Comment 3. The Staff requested that the Registrants note in the Notice of Meeting the changes to each fund’s investment objective, strategies and principal risks, as well as the fund’s name, to be made in connection with the proposed change in sub-adviser.
Response: The requested disclosure has been added.
Comment 4. The Staff noted that shareholders who provide voting instructions by telephone or the internet may not revoke them revoke by telephone or the internet, but rather must file a written notice of revocation with the applicable fund. The Staff questioned why such proxies could not be revoked by telephone or the internet.
Response: Shareholders who provide voting instructions by telephone or the internet may revoke those instructions by voting by telephone or over the internet at a later date. The relevant disclosure has been revised to reflect that such proxies may be revoked in this fashion.
Comment 5. The Staff had the following comments on the “Board Considerations” section of the Preliminary Proxy Statement:
(i) In considering the proposed change in sub-adviser, did the Board consider the changes to each fund’s investment objective, strategies, principal risks and name? If so, the Staff asked that the Registrants add relevant disclosure.
Response: The Board considered these changes. Corresponding disclosure has been added.
(ii) Each factor considered by the Board should include a conclusion reached by the Board with respect to that factor.
Response: Disclosure that is more explicit about the conclusions reached by the Board has been added.
(iii) In addition to investment performance, the Staff questioned whether the Board considered any other differences between the current and proposed sub-advisers. If so, the Staff asked that the Registrants add relevant disclosure.
Response: The Board considered other differences. Corresponding disclosure has been added.
Comment 6. The Staff requested that the Registrants provide additional detail regarding the funds’ current strategies and the planned changes to those strategies.
Response: The Registrants have made revisions consistent with the Staff’s request.

Comment 7. In the “Conflicts of Interest” subsection of the “General Description of Sub-Advisory Agreement” section of the Preliminary Proxy Statement, the Staff requested that the Registrants include a brief description of the new sub-adviser’s trade allocation procedures.
Response: The requested disclosure has been added.
Please call the undersigned at (617) 951-8567 with any questions.
Sincerely,
/s/ Paul B. Raymond
Paul B. Raymond

Exhibit A
TRANSAMERICA ASSET MANAGEMENT GROUP
570 Carillon Parkway
St. Petersburg, Florida 33716
September 9, 2009
VIA EDGAR
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Transamerica Funds (with respect to its series filing relates solely to Transamerica Legg Mason Partners All Cap)
Transamerica Series Trust (with respect to its series Transamerica Legg Mason Partners All Cap VP)
(each, a “Registrant”)
Ladies and Gentlemen:
In connection with the review by the Staff of the Securities and Exchange Commission (the “Commission”) of the preliminary copy of the Letter to Shareholders, Notice of Meeting, Proxy Statement and Form of Proxy filed with the Securities and Exchange Commission (the “Commission”) on August 21, 2009, each Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:
(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
TRANSAMERICA FUNDS
TRANSAMERICA SERIES TRUST

By:	/s/ Timothy J. Bresnahan
	Name:	Timothy J. Bresnahan
Title: Assistant Secretary